

January 24, 2011

Mark A. Garvey
Interim Chief Financial Officer
Sara Lee Corporation
3500 Lacey Road
Downers Grove, Illinois 60515

      Re: Sara Lee Corporation
             Form 10-Q for Fiscal Quarter Ended October 2, 2010
             Filed November 10, 2010
             File No. 1-3344

Dear Mr. Garvey:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended October 2, 2010

Note 4. Discontinued Operations, page 10

Gain on the Sale of Discontinued Operations, page 11

1.   We note you retained continuing involvement in a portion of the air care business you sold in July 2010 for a period of approximately 16 months. Based on this disclosure, please provide us with an analysis that supports your determination that the air care business is properly reflected as a discontinued operation, as contemplated by ASC Topic 205-20-55. As part of your response, please cite the authoritative accounting literature you relied upon to support your conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721, or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief